SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2003

                            ON TRACK INNOVATIONS LTD.
                              (Name of Registrant)


          Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
                     (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F __X__   Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____   No __X__

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No __X__

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.



6-K Items



1. On Track Innovations Ltd. Notice of extraordinary general meeting to be held on January 24, 2003.

2.       Resume of Eli Akavia. Proposed director.

ITEM 1

Date: January 3, 2003
                            ON TRACK INNOVATIONS LTD.

     You are hereby invited to an Extraordinary General Meeting (the "Meeting") of the Company's shareholders to be held on January 24, 2003, 9:00AM (Israel local time) at the offices of the Company in Rosh-Pina, Israel.
     The matters on the agenda of the Meeting and the summary of the proposed resolutions are as follows:

To receive and review the restated financial statements of the Company for the fiscal years ended December 31, 1999, December 31, 2000 and December 31, 2001 (the "Restated Financial Statements").

To increase the size of the Board of Directors to 6 members,  and to appoint CPA
     Eli Akavia as Director. Eli Akavia's CV is attached.

     To approve and ratify, in accordance with Section 260 of the Companies Law, 1999, and to Article 123 of the Company's Articles of Association, that to the extent permitted by applicable law, all non-director office holders of the Company shall be indemnified by the Company with respect to liabilities arising from or relating to the listing of the Company's shares for trade on NASDAQ (the "NASDAQ Listing"); provided, however, that the indemnification shall be limited to an amount of US$ 5,000,000 per non-director office holder, and further provided, that the Company shall not indemnify a non-director office holder in the event and to the extent that such office holder is covered by applicable insurance.

To approve and ratify, in accordance with Section 260 of the Companies Law, 1999,and to Article 123 of the Company's Articles of Association, that all directors of the Company shall be indemnified by the Company with respect to, and to the extent permitted by applicable law, for liabilities arising from or relating to the NASDAQ Listing; provided, however, that the indemnification shall be limited to an amount of US$ 5,000,000 per director, and further provided, that the Company shall not indemnify a director in the event and to the extent that such director is covered by applicable insurance.

     To approve and ratify the principles of a bonus plan for the Company's senior management based on the performance of the Company (the "Bonus Plan"), as follows:

The general formula to calculate the aggregate annual bonus from 2003 onwards shall be the lower of: (I) 4% of the Company's annual operational profits (calculated according to US GAAP); or (II) 265,000 USD (the "Annual Bonus").

The Annual Bonus shall be divided between the Company's top management as follows:

     Oded Bashan will receive 25% of the Annual Bonus.


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     Each of the following persons shall receive 15% of the Annual Bonus:  Moshe
     Aduk, Nehemia Itay, Ronnie Gilboa, Ohad Bashan, Guy Shafran.

Bonus for 2002 shall be as follows:

     The annual bonus for 2002 (the "2002 Bonus") shall be 7,500 options to purchase the Company's shares (7,500 options equal about USD 50,000, based on EURO 6.70 per share, the price per share on the date of the Board of Directors meeting approving this resolution (November 27, 2002)) under the terms and conditions of the Company's 2001 Share Option Plan. The 2002 Bonus shall be divided between the Company's top management according to the proportions of the Annual Bonus principles referred to above.

     The terms of the issuance of the 7,500 options shall be as follows: vesting
     - immediately. Exercise price - 0.1 NIS (par value).

     The Annual Bonus and the 2002 Bonus are paid in gross, and each participant in the Annual Bonus and 2002 Bonus shall bear all taxes as required by applicable law.

To approve and ratify the extension of employment agreement (the "Agreement") between OTI America and the CEO of OTI America Inc. ("OTI America") and the Company's worldwide marketing manager, Mr. Ohad Bashan ("Mr. Ohad Bashan"), as follows:

                  6.1 The terms of Mr. Ohad Bashan's employment shall be the same as in Mr. Ohad Bashan's employment agreement with OTI America that its original term ended on August 2002, subject to the changes referred to herein.

                  6.2 Term of the Agreement - three years commencing on August 24, 2002.

                  6.3 As long as Mr. Ohad Bashan resides in the US, OTI America shall pay for Mr. Ohad Bashan's children day care allowance in the amount of up to gross 1,600 USD per month.

                  6.4 The Company shall grant to Mr. Ohad Bashan 60,000 options. The options shall vest over three years, 20,000 options on each of the following dates:
                           31.08.03,  31.08.04,  31.08.05.  Out of every  vested
                           20,000 options, the exercise price of 10,000 shall be the Company's share market price on the date of issuance (27/11/02), and the exercise price of 10,000 remaining options shall be their par value (0.1 NIS).

                  6.5 As long as Mr.Ohad Bashan serves in the US, he shall be entitled to receive a special annual bonus of 1% of the OTI America operating profit.

                           Informative note: OTI America does not have a separate calculation of operating loss. However, in order to calculate the special annual bonus, OTI America shall calculate operating profit derived from its activities.

                  6.6 OTI America shall pay Mr. Ohad Bashan an amount of 1,600 USD per month for the purpose of Pension Fund / Managers' insurance as customary in the Company.

                  6.7 Each party may terminate the Agreement by serving the other party with a six months written notice (the "Notice Period"). In addition to the above, if the employer terminates the Agreement then Mr. Ohad Bashan shall be entitled to four months of adjustment with full terms and benefits (the "Adjustment Period"). On top of the above, in the event that the Notice Period and Adjustment Period terminate within the school period of Mr. Ohad Bashan's kid, Mr. Ohad Bashan shall be entitled to full compensation until the end of such school year, provided, however, that such year started on or before the Notice Period and Adjustment Period.

                  6.8 The Agreement shall be between Mr. Ohad Bashan and OTI America. OTI America shall have the right to assign the Agreement to the Company and require Mr. Ohad Bashan to relocate to Israel subject to a similar prior notice as detailed in section 6.7.

To approve and ratify the following terms relating to the employment agreement of the Company's President and CEO, Mr. Oded Bashan ("Mr. Oded Bashan"), as follows:

     The aggregate compensation payable to Mr. Oded Bashan with the Company and its subsidiaries shall remain the same (the "Total Cost").

               55% of the Total Cost and cash from the Bonus Plan shall be paid by the Company, in Israel.

               The rest of the 45% of the Total Cost and cash from the Bonus Plan shall be paid by the Company's various subsidiaries and / or affiliates to Mr. Oded Bashan or to other entities as Mr. Oded Bashan will instruct, in consideration for his services / employment with them.

               This new arrangement shall be effective as of November 1, 2002.

         7.2 The Company shall grant to Oded 45,000 options. The options shall vest over three years, 15,000 options on each of the following dates: 31.12.03, 31.12.04, 31.12.05. The exercise price of the options shall be the Company's share market price on the date of issuance (27/11/02).


Only shareholders of record at the close of the trading day of January 3, 2003 (the "Record Date") are entitled to attend and vote at the Meeting. At the date of this notice, 1,828,324 shares of NIS 0. 1 par value each of the Company (the "Share") are outstanding and eligible for voting at the Meeting. A shareholder whose share/s is/are registered in its favor with a member of a Stock Exchange and such Share/s is/are included amongst the Shares which are registered in the Register of Shareholders of the Company under the name of such member of a Stock Exchange, shall be required to prove its ownership of the Share/s as of the Record Date, by providing the Company at least 48 hours before the time appointed for holding the Meeting, with an ownership certificate in the form attached herewith, issued by such a member of a Stock Exchange.
Under the Articles of Association of the Company (the "Articles"), no business shall be transacted at any Meeting unless a quorum is present when the Meeting proceeds to business. The quorum at a Meeting is at lease 2 members present in person or by proxy, holding at least 33 1/3% of the issued and outstanding Shares of the Company. If within half an hour from the time appointed for holding the Meeting a quorum is not present, the Meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such a day, if such a day is not a business day) at the same time and place, and if at such adjourned Meeting a quorum is not present within half an hour from the time appointed for holding the Meeting, the members then present at such adjourned Meeting shall constitute a quorum.

The majority necessary for the adoption of resolution 7-9 is more than 50% (fifty percent) of the shares present (whether in person or by proxy) and entitled to vote at the Meeting, voting in favor of each such resolution, on condition that one of the following applies: (a) the majority of votes at the Meeting includes at least one third of all the votes of the shareholders who are not controlling members in the Company or their representatives and who are present at the vote (abstentions shall not be included in the total of the votes of the aforesaid shareholders); or (b) the total of opposing votes from among the shareholders said in paragraph (a) does not exceed 1% of all the voting rights in the Company.

A shareholder wishing to vote by proxy, must deposit the instrument appointing a proxy, together with a power of attorney or other authority (if any) under which it is signed or a notarially certified copy, or a copy certified by a lawyer of such power of attorney, at the offices of Continental Stock Transfer & Trust Company at the address set herein below, at least 48 hours before the time appointed for holding the Meeting. Attached for your convenience is a form of a proxy.

Copies of the Restated Financial Statements and the suggested resolutions, are available for inspection at the Company's offices in Rosh-Pina, Israel (tel. 972-4-6868000) between the hours 9:00-12:00 am as well as the offices of the Paying and Depository Agent Dresdner Bank Dresdner Bank AG Corporates & Markets CMEG Corporate Finance Services THA 44, Jurgen-Ponto-Platz 1, 60301 Frankfurt am Main, Germany and the offices of the Company's transfer agent, Continental Stock Transfer & Trust Company, 17 Battery Pl - 8th Floor, New York, NY 10004, USA, att: Gail Schweda.



 By order of the board of directors:



 /s/ Oded Bashan

                            On Track Innovations Ltd.

                              Ownership Certificate

Company's name: On Track Innovations Ltd.
Company's Reg. No.: 52-004286-2

Name of Stock Exchange member: ____________

Details of shareholder:
(if there are several joint owners of the shares, their details should be included)
(1) Name of shareholder ______________
(2)  I.D. No. __________________

If shareholder does not hold an Israeli I.D. -
Passport No. ______________         Passport valid until ______________
Country where Passport was issued _________________

If shareholder is a corporation -
Registration No. ___________        Country of incorporation _____________

(3) Record Date for which this certificate is granted __________

Details of the Shares:
(1) Name of the security - Ordinary Share;
    Par value - N.I.S 0.1 ;
    ISIN code - IL 009248951
(2) No. of Shares - _________
(3) Type of Shares: Ordinary

Signature of Stock Exchange member ____________             Date: ______________

                            On Track Innovations Ltd.

                                     Proxy

Date: __________

I, the undersigned, _________________, a shareholder of On Track Innovations Ltd., (the "Company") and entitled to _______ votes at the General Meeting of the shareholders of the Company (the "Meeting"), hereby appoint _________________ of ___________________, and failing him of _________________
to vote for me and on my behalf at the Meeting to be held on the 3 day of January 2003 and at every adjournment thereof.



As Witness my hand this _____ day of _______ 2003.

_______________________
      Signature


I, ____________, Adv., do hereby confirm that this Proxy has been duly signed by
                                                           ____________________.

___________________                         ___________________
            , Adv.                                 Date

ITEM 2
                                     Resume

Name            :   Eli Akavia
Address         :   9 Ahad Ha'am Street, Tel Aviv, Israel 61293
                    57 Hatomer Street, Ramat Hasharon, Israel 47256
Tel             :   972-3-511-8225
                    972-3-549-5211
e-mail          :   eli.akavia@ey-i.co.il
                    akavia@bezeqint.net

Professional Experience


1979-2002           A partner in Luboshitz Kasierer,  currently a member firm of
                    Ernst &  Young  International  (Formerly  a  member  firm of
                    Arthur Andersen). Vast experience in audit and accounting in different industries.

                    Roles at Luboshitz Kasierer included:
                    -  Head of Audit Department (Audit Division Head).
                    -  Head of Hi Tech Division.
                    -  Partner responsible for Professional Standards Group.
                    -  Partner in charge of Audit Quality (Practice Director).

                    Specialized in recent years in Hi Tech companies and accumulated vast experience in US GAAP, US GAAS, US IPO's, SEC Registrations and compliance. Work experience includes audit, accounting and special projects for private and publicly held Hi Tech companies.

                    US SEC Registrants
                    Served in recent years as the engagement partner for over 20 SEC Registrants, including the following:

                    - Elron Electronics Industry (1)
                    - Elbit (1)(2)
                    - Elbit Systems (1)
                    - Elbit Medical Imaging (1)
                    - Fibronics - Rada

                    (1) Quoted both on the Nasdaq and on the Tel Aviv Stock Exchange.

                    (2)  Including split into 3 companies.

                    US SEC IPO's
                    Served in recent years as the engagement partner for over 15 US IPO's, including the following:

                    - Accent (1)
                    - Compugen
                    - Elbit Systems (1)
                    - Memco
                    - Radware
                    - Radvision
                    - Radview
                    - ShellCase (2)
                    - Vocaltec
                    - Wizcom (3)

                    (1)  Secondary.
                    (2)  Floated on the Vancouver Stock Exchange
                    (3)  Floated on the NM, Frankfurt.

1973-1979           Employee at Luboshitz Kasierer.

Teaching and Professional Committees


1989-1993           Member  of  the   Israeli  Institute  of  Certified   Public
                    Accountants Committee on Accounting and Financial Reporting.

1987-1993           Lecturer on Audit at the Tel Aviv University.

1983-1989           Member of the  Israeli   Institute   of   Certified   Public
                    Accountants Committee on Auditing Standards and Procedures.

Education


1975                CPA license following external examinations.
                    The Israeli Institute of Certified Public Accountants prizes for distinction in the advanced accounting and advanced audit examinations.

1973-1975           The Tel Aviv University, MBA in Business Administration.

1969-1972           The Hebrew University, Jerusalem. B.Sc. in  mathematics  and economy.
                    Graduated with distinction.

1954-1966           The Haifa Hebrew Reali School. Major in science
                    (mathematics, physics, chemistry).
                    School  prize  on  distinction  in  writing  an annual essay
                    (subject in the field of inorganic chemistry).

Languages


                    Completely fluent and highly eloquent in Hebrew (mother language) and English.

Personal


1948                Born Haifa, Israel

1966-1969           Regular Israeli Army service (final  rank  on  release  from reserve service - Major).

1971                Married to Yael (Yafeh). 4 children.

SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ON TRACK INNOVATIONS LTD.
                                    -------------------------
                                         (Registrant)



                                    By   /s/ Oded Bashan
                                         Oded Bashan
                                         President, Chief Executive Officer
                                         And Chairman




Date: January 9, 2003